Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Actinium Pharmaceuticals, Inc. on Form S-8 of our report which includes an explanatory paragraph as to the Company’s ability to continue as a going concern dated March 15, 2019, with respect to our audit of the consolidated financial statements of Actinium Pharmaceuticals, Inc. as of December 31, 2018 and for the year ended December 31, 2018 and our report dated March 15, 2019 with respect to our audit of the effectiveness of internal control over financial reporting of Actinium Pharmaceuticals, Inc. as of December 31, 2018 appearing in the Annual Report on Form 10-K of Actinium Pharmaceuticals, Inc. for the year ended December 31, 2018.

/s/ Marcum llp

Marcum LLP

Houston, Texas

March 10, 2019